[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 27, 2017

VIA EDGAR

Tiffany Piland Posil

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Merrimack Pharmaceuticals, Inc.

Schedule TO-I

Filed October 13, 2017

File No. 005-86778

Dear Ms. Tiffany Piland Posil:

On behalf of Merrimack Pharmaceuticals, Inc. (the “Company”),we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated October 23, 2017 (the “Comment Letter”) with respect to the Schedule TO-I filed by the Company on October 13, 2017 (the “Schedule TO”).

The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Schedule TO, as amended pursuant to Amendment No. 1 filed by the Company on the date hereof (the “Amendment No. 1”). All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO.

General

1.	Please confirm that the disclosure provided in response to Item 5 of Schedule TO has been disseminated to security holders. In that regard, we note that the Offer to Purchase does not appear to include, among other things, a description of the settlement agreement. Refer to Rule 13e-4(d)(1).

The Company respectfully notes that the Offer to Purchase that was sent to security holders included a description of the settlement agreement on page 1 under the heading “Why is the Company making the Tender Offer?” In response to the Staff’s comment, the Company has added certain additional information regarding the settlement agreement in Amendment No. 1 to the Schedule TO.

Tiffany Piland Posil

Securities and Exchange Commission

October 27, 2017

Offer to Purchase

Incorporation of Documents by Reference, page 6

2.	We note that you have attempted to incorporate by reference to future filings. Neither Rule 13e-4 nor Schedule TO, by their terms, permit forward incorporation of disclosure contained within subsequently filed documents. Please revise the disclosure under this heading accordingly. Refer to General Instruction F of Schedule TO.

The Company respectfully acknowledges the Staff’s comment and confirms that it will file an amendment to the Schedule TO to report any material changes in the information previously disclosed in accordance with the Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3). In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to the Schedule TO to reflect the above.

Representations, Warranties and Undertakings, page 17

3.	The Offer to Purchase and Letter of Transmittal contain numerous waivers, releases and discharges of rights and claims by security holders. Please revise these statements globally in light of Section 29(a) of the Securities Exchange Act of 1934.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to the Schedule TO to clarify that any waivers, releases and discharges of rights and claims by securities holders are subject to the Securities Exchange Act of 1934, any rule or regulation thereunder and any applicable law.

Extension, Termination and Amendment, page 20

4.	The offeror appears to be asserting its absolute right to terminate or withdraw the offer. Please revise to clarify that the offer may only be terminated or withdrawn upon the occurrence of stated conditions on or prior to expiration.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to the Schedule TO to clarify that the offer may only be terminated or withdrawn upon the occurrence of stated conditions on or prior to expiration.

We are authorized by the Company to acknowledge on its behalf that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Tiffany Piland Posil

Securities and Exchange Commission

October 27, 2017

3.	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (212) 735-3259 if you have any questions or require any additional information.

Very truly yours,

/s/ Michael J. Zeidel
Michael J. Zeidel

cc.	Richard Peters, M.D., Ph.D, Merrimack Pharmaceuticals, Inc.